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                             December 9, 2021

       Nangeng Zhang
       Chairman and Chief Executive Officer
       Canaan Inc.
       1-2/F, QianFang Science Building C
       Building No. 27, Zhongguancun Software Park (Phase I)
       No. 8 Dongbeiwang West Road
       Haidian District, Beijing, 100193
       People   s Republic of China

                                                        Re: Canaan Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-39127

       Dear Mr. Zhang:

               We have reviewed your November 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Exhibits 12.1 and 12.2, page 108

   1. Consistent with your response to our comment eight in your letter dated October 22, 2021, please file the
requested amendment to your Form 20-F. That filing should include currently dated
certifications that comply fully with the instructions to Exhibit 12, including revised
wording that references your internal control over financial reporting in the lead-in sentence of
the fourth paragraph.
 Nangeng Zhang
Canaan Inc.
December 9, 2021
Page 2

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions.



FirstName LastNameNangeng Zhang                        Sincerely,
Comapany NameCanaan Inc.
                                                       Division of Corporation
Finance
December 9, 2021 Page 2                                Office of Manufacturing
FirstName LastName